Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the contents of this Document (as defined below) or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction.

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Notice of 2026 Annual General Meeting

The details and instructions in connection with the Annual General Meeting of Birkenstock Holding plc (the “Company”) to be held at 12:00 p.m. British Summer Time on April 29, 2026, in its jurisdiction of incorporation at Radisson Blu Waterfront Hotel Jersey, Rue De L'Etau, St. Helier, Jersey JE2 3WF, Channel Islands, are set out in this notice of Annual General Meeting (this “Document”).

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by that shareholder. A proxy need not be a shareholder of the Company.

Only those persons entered on the register of members of the Company as of February 24, 2026 (the “Record Date”) shall be entitled to attend or vote at, directly or via proxy, the Annual General Meeting in respect of the number of ordinary shares registered in their names at that time.

Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed, and returned so as to reach the Company’s proxy tabulator, Computershare Trust Company, N.A., at P.O. Box 43006, Providence, Rhode Island 02940-3006, United States, or submitted by internet or telephone, by no later than 11:59 p.m. Eastern Time on April 27 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chair of the meeting or the company secretary or any director at the original meeting, or at such address and by such time as the chair of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the “Jersey Companies Law”)) before the time fixed for the adjourned meeting).

If you beneficially own ordinary shares in the Company via The Depository Trust Company (“DTC”) system as of the Record Date, a separate instruction card will be sent to you by your broker or nominee so that you may give voting instructions to your broker or nominee in respect of your shares.

The return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so. However, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

LETTER FROM OUR CHAIR OF THE BOARD OF DIRECTORS

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Directors: Alexandre Arnault J. Michael Chu – Chair of the Board of Directors Ruth Kennedy Nisha Kumar Anne Pitcher Oliver Reichert – Chief Executive Officer of the Birkenstock Group Nikhil Thukral	Registered Office: Birkenstock Holding plc 47 Esplanade St Helier Jersey JE1 0BD Channel Islands

March 11, 2026

Annual General Meeting – 2026

Dear Shareholder,

With more than 250 years of heritage, Birkenstock combines enduring craftsmanship with the ability to adapt and grow in changing environments. 2025 was a year of significant challenges, yet it became our strongest and most successful year to date. Despite political uncertainty, rising tariffs, U.S. dollar weakness, and the ongoing war in Ukraine, Birkenstock delivered results that exceeded expectations. Reported revenues grew 16% to €2.1 billion in fiscal 2025 — our best result yet — with double-digit growth and EBITDA margins above 30%.

Since our IPO in October 2023, we have sold 72 million pairs of footbeds, advancing our mission to provide every human being access to our footbed. From fiscal 2023 to fiscal 2025, reported revenues increased 41%, alongside significant investments in factory expansion.

Over the past two years, we have delivered on our IPO commitments. We doubled revenue in key white spaces and in APAC, expanded our retail fleet to more than 100 stores, and more than doubled retail revenue — exceeding our target. Closed-toe footwear revenue also more than doubled and now represents 38% of total sales in fiscal 2025, supporting a higher average selling price.

We added approximately 1,400 employees across our plants, significantly increasing production capacity and doubling clog output. Key milestones included the opening of our new factory in Arouca, Portugal; the ramp-up of our Pasewalk facility; and the acquisition of a production site in Wittichenau near Dresden, which we expect to become operational in 2027.

As more consumers shop in multi-brand environments, we continue strengthening our wholesale partnerships while advancing our balanced distribution model — combining owned retail in key markets, enhanced digital capabilities, and expanded shelf space. To continue bringing the footbed to the people, we are targeting a 10% CAGR in footwear pairs sold.

Demand for our brand remains strong across segments, categories, and channels, with Gen Z emerging as our fastest-growing awareness group. Our wholesale partners continue to serve as brand ambassadors, providing meaningful organic exposure. As a purpose-driven brand, we see substantial runway for further growth, driven by new consumers — particularly younger segments — product expansion, and continued investment in owned retail and e-commerce. The resilience demonstrated in a demanding year positions us well for an even stronger 2026.

We look forward to discussing these developments at our Annual General Meeting at 12:00 p.m. British Summer Time on April 29, 2026, at the Radisson Blu Waterfront Hotel Jersey, Rue De L'Etau, St. Helier, Jersey JE2 3WF, Channel Islands.

Thank you for your continued support.

Yours sincerely,

J. Michael Chu

Chair of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING

Birkenstock Holding plc

(Incorporated in Jersey with registered no. 148522)

Notice is hereby given that the annual general meeting of Birkenstock Holding plc (the “Company”) will be held at 12:00 p.m. British Summer Time on April 29, 2026, in its jurisdiction of incorporation at Radisson Blu Waterfront Hotel Jersey, Rue De L'Etau, St. Helier, Jersey JE2 3WF, Channel Islands (the “Annual General Meeting”).

You will be asked to consider and vote upon the ordinary resolutions set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll.

ORDINARY RESOLUTIONS

1.
To receive the Company’s annual report and consolidated accounts for the fiscal year ended September 30, 2025, together with the auditor’s report.

2.
To re-appoint Alexandre Arnault as a Class III director of the Company.

3.
To re-appoint Ruth Kennedy as a Class III director of the Company.

4.
To re-appoint Oliver Reichert as a Class III director of the Company.

5.
To re-appoint EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027.

SPECIAL RESOLUTION

6.
That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows:

Article 16.2 shall be deleted in its entirety and replaced by a new Article 16.2 as follows: “No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of at least two Members Present who hold or represent shares conferring not less than one-third of the total voting rights of all the Members entitled to vote at the general meeting, provided that where the Company has more than one Member, if only one Member is Present at a meeting in order for the meeting to be quorate, the chairperson of the meeting must be a person other than the Member Present, and provided that if at any time all of the issued shares in the Company are held by one Member, such quorum shall consist of that Member Present.”

And, that the directors of the Company be and are hereby authorized to prepare and file on behalf of the Company a confirmed copy of the memorandum and articles of association of the Company reflecting the alteration effected pursuant to this Resolution.

March 11, 2026

By order of the board of directors (the “Board”)

Gen II Corporate Services (Jersey) Limited, Company Secretary

Registered Office:

47 Esplanade, St Helier, Jersey JE1 0BD, Channel Islands Registered in Jersey No. 148522

Important Notes

Entitlement to Attend and Vote

1.
Registered holders: The Company, pursuant to its amended and restated articles of association (the “Articles”), specifies that only those persons entered on the register of members of the Company as of February 24, 2026 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Beneficial owners,” instructions in this notice relating to appointment of proxies and voting by proxy apply only to registered holders.
2.
Beneficial owners: If you beneficially own our ordinary shares in “street name” through Cede & Co., as nominee for The Depository Trust Company, as of the Record Date, to receive a separate voting instruction card please contact your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your ordinary shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Computershare Trust Company, N.A., at P.O. Box 43006, Providence, Rhode Island 02940-3006, United States, or be submitted by internet, by no later than 11:59 p.m. Eastern Time on April 27, 2026. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the ordinary shares at the Record Date.

Appointment and Instruction of Proxies

3.
Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares held by that shareholder. A proxy need not be a shareholder of the Company.
4.
Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. To be valid, any Form of Proxy must be received by post at Computershare Trust Company, N.A., at P.O. Box 43006, Providence, Rhode Island 02940-3006, United States, or submitted by internet or telephone, by no later than 11:59 p.m. Eastern Time on April 27, 2026 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chair of the meeting or the company secretary or any director at the original meeting, or at such address and by such time as the chair of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to www.investorvote.com/BIRK (an "Online Vote"). By submitting an Online Vote you will appoint the proxy specified therein to attend the Annual General Meeting on your behalf for the purposes of a quorum.
5.
Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your ordinary shares should be voted on each item, the person(s) named as proxy or proxies (provided the person(s) named are not any of our directors) will vote or abstain from voting at their discretion. If you appoint any of our directors as your proxy on any resolution, they will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as they think fit in relation to any other matter which is put before the Annual General Meeting.
6.
Authorized signatories voting by proxy: In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose.

7.
Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

8.
Joint shareholders: If more than one of the joint holders of an ordinary share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s), seniority being determined by the order in which the names stand in the register in respect of the relevant share.

9.
Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder from attending the Annual General Meeting and voting in person if they wish to do so; however, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.
10.
Voting standard: Resolutions 1, 2, 3, 4 and 5 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3, 4 and 5. Resolution 6 will be proposed as a special resolution. This means that, to pass, two-thirds of the votes cast must be in favor of resolution 6.

11.
Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

12.
Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding ordinary shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 5; however, we expect that they will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your ordinary shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your ordinary shares on the proposal, resulting in a “broker non-vote.” A broker non-vote is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. However, the vote will count as present and entitled to vote for purposes of determining a quorum. Therefore, it is important for a shareholder that holds ordinary shares through a broker or nominee to instruct its broker or nominee how to vote its shares, if the shareholder wants its ordinary shares to count for all proposals.

Corporate Representatives

13.
Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting.

14.
Evidence of authority: The Board or any director or the company secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate.

15.
Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

Voting

16.
At the meeting voting on each resolution will be by way of a poll.

Communications

17.
Members who have general queries about the Annual General Meeting should contact the Company at ir@birkenstock-holding.com. No other method of communication will be accepted. You may not use any electronic address provided either in this notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance

18.
Quorum: The requisite quorum for the Annual General Meeting shall be present where one or more shareholders are present in person or by proxy (including proxies appointed by an Online Vote) who hold or represent ordinary shares conferring not less than a majority of the total voting rights of all the members entitled to vote at the general meeting, unless such shareholder is the chairperson of the Annual General Meeting.

19.
Attendance in Person: Shareholders planning to attend the Annual General Meeting in person must register and obtain an admission ticket in advance, and bring such admission ticket to the Annual General Meeting to gain access. If you are a registered holder of our ordinary shares, please register by emailing ir@birkenstock-holding.com. You can find your admission ticket attached to your Form of Proxy. If you beneficially own our ordinary shares in “street name” through Cede & Co., as nominee for The Depository Trust Company, as of the Record Date, then, in order to attend the Annual General Meeting and vote in person, you must obtain and provide when you request an admission ticket, a legal proxy from your broker or nominee, together with a proof of such record holder with respect to the holding of the ordinary shares at the Record Date. To register and request an admission ticket, please email ir@birkenstock-holding.com. Requests for registration and admission tickets will be processed in the order in which they are received and must be submitted no later than 11:59 p.m. Eastern Time on April 21, 2026. If you are attending the Annual General Meeting in person, you will be required to present valid, government-issued photo identification, such as a driver’s license or passport, and an admission ticket to be admitted to the Annual General Meeting. Shareholders, or their proxies, intending to attend the Annual General Meeting in person are also requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 12:00 p.m. British Summer Time on April 29, 2026, so that their shareholding may be checked against the Company’s register of members and attendances recorded. Such in-person registration procedures will close ten minutes before the Annual General Meeting begins. If you do not provide an admission ticket and government-issued photo identification or do not comply with the other registration procedures described above, you will not be admitted to the Annual General Meeting.

Other

20.
Notice: A copy of this Document can be found at https://www.birkenstock-holding.com. Should you wish to request a further copy of this Document, please send your request to the Company at ir@birkenstock-holding.com.

21.
Solicitation Costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay for include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers and employees may also solicit proxies on our behalf in person or by telephone, email or facsimile, but they do not receive additional compensation for providing those services.

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account.

We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K promptly after the Annual General Meeting.

Resolution 1 – Annual Report and Accounts for the Fiscal Year Ended September 30, 2025

As a company organized under the laws of the Bailiwick of Jersey, for each fiscal year audited accounts and an independent auditor’s report on the financial statements to shareholders must be laid before an annual general meeting. Those to be laid before the Annual General Meeting are the consolidated accounts and auditor’s report in respect of the fiscal year ended September 30, 2025. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2025. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the accounts and auditor’s report. The Annual Report, containing the accounts and the independent auditor’s report of the Company, will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company.

Resolutions 2, 3 and 4 – Re-Appointment of Class III Directors

Under the Company’s Articles, the Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.”

In accordance with Article 25.3 of the Articles, at the third annual general meeting of the Company, each director in Class III, being Alexandre Arnault, Ruth Kennedy and Oliver Reichert, shall retire from office, but shall be eligible for re-appointment. If re-appointed, they shall be entitled to serve until the date of the Company’s 2029 annual general meeting.

Each re-appointment shall be considered as a separate resolution in accordance with Article 25.4 of the Articles.

Biographical details of the director nominees up for re-appointment at the meeting are set out below.

Class III Director Nominees Whose Terms Expire at the Annual General Meeting

Alexandre Arnault has been a Director since October 2023. Mr. Arnault has been the Deputy CEO of Moët Hennessy, LVMH’s wines and spirits division since February 2025. He is also a member of the board of directors of LVMH and Moncler. He previously served as Executive Vice President of Products and Communications at Tiffany & Co, where he developed and implemented the communications and products strategy, and CEO of RIMOWA, a company he brought into the LVMH group and whose integration he oversaw for four years. Mr. Arnault has also focused on innovation and technology at LVMH and within the family holding company, Agache. He has also been involved in making and monitoring numerous investments in technology companies in the United States and in Europe. Mr. Arnault graduated from Ecole Telecom ParisTech and holds a master’s degree from Ecole Polytechnique. Mr. Arnault previously served on the board of directors of Carrefour. He brings to our board of directors his expertise in fashion, retail, technology and e-commerce.

Ruth Kennedy has been a Director since September 2023. Ms. Kennedy has worked as a consultant in the luxury brand, retail and hospitality consultancy sectors since 2012. Ms. Kennedy currently serves as a Non-Executive Director to Daylesford Organic Limited, Bamford Limited and Value Retail Limited (The Bicester Village Shopping Collection). From 2012, Ms. Kennedy served on the board of directors for Belmond Limited, a luxury hospitality business which was sold to LVMH in 2019, where she was also the Chair of the Nominating & Governance Committee. From 1990 to 2006, Ms. Kennedy served as the Managing Director for David Linley & Co Limited, a furniture and homeware company. Ms. Kennedy’s early career included serving as an investment banker at SG Warburg & Co Limited, an investment banking firm, from 1987 to 1990. From 2021 to 2025, Ms. Kennedy was Chair of the UCL Global Business School for Health Advisory Board, and was awarded Honorary Fellowships at both UCL and the University of Cambridge Judge Business School. In 2009, Ms. Kennedy founded the Louis Dundas Centre for Children’s Palliative Care at Great Ormond Street Hospital and is a Patron of the Elton John AIDS Foundation. Ms. Kennedy received her L.L.B. from University of London (SOAS).

Oliver Reichert was appointed the Chief Executive Officer of the BIRKENSTOCK Group in 2013 and has been a Director since April 2021 (including service as a director of the Company’s immediate parent, BK LC Lux MidCo S.à r.l.). Mr. Reichert is the first top manager from outside of the Birkenstock family to head the long-standing BIRKENSTOCK Group. Mr. Reichert has been with the BIRKENSTOCK Group since 2009 when Christian Birkenstock invited him to lead the transitional process from a loose group of 38 single entities with different shareholder and management structures into the BIRKENSTOCK Group in 2012. Since 2013, he has been leading the company as Chief Executive Officer. Mr. Reichert is the creative mastermind behind our success and growth story, and the driving force behind our transformation and innovation. Mr. Reichert is also the managing director of CB Verwaltungs GmbH, which is the sole general partner and manager of CB Beteiligungs GmbH & Co. KG, the investment office of Christian Birkenstock. Prior to joining the Company, Mr. Reichert held various positions at Deutsches Sportfernsehen (currently Sport1), including as a reporter and then as Chief Executive Officer between 2006 and 2009.

Information on our corporate governance and on compensation paid to our directors starts on page 88 of the Annual Report and Accounts. The Board currently consists of seven members. The Board has established an audit committee, which consists of Ruth Kennedy, Nisha Kumar and Anne Pitcher, with Nisha Kumar serving as the chairperson. As a “foreign private issuer,” the Company is entitled to rely on exemptions from certain corporate governance requirements of the New York Stock Exchange (“NYSE”). Among other things, the Company takes advantage of the exemption from the requirement that the Company have a compensation committee and a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities.

Resolution 5 – Re-Appointment of Auditor

Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

EY has expressed its willingness to continue in office as auditor, and resolution 5 approves the re-appointment of EY as auditors of the Company until the conclusion of the next annual general meeting.

EY has served as our independent registered public accounting firm since fiscal year 2022. Our auditor’s fees for professional services are as follows:

Year Ended September 30,

(Euros in millions)	2025	2024
Audit fees(1)	6.6	3.7
Audit related fees(2)	0.1	0.6
Tax fees(3)	—	—
All other fees(4)	0.0	—
Total	6.7	4.3

(1)
“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by EY for the audit of our annual financial statements and review of our interim financial statements. This also includes fees for services related to the offering of the Company’s securities, that can only be provided by the Company’s auditor, for example, the provision of comfort letters.
(2)
“Audit related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under audit fees.
(3)
“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by EY for tax compliance, tax advice and tax planning.
(4)
“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by EY. All of the above-listed services related to our Company and provided by EY have been pre-approved by the audit committee.

Resolution 6 – Articles Amendment

Our Board proposes that shareholders vote “FOR” and approve the adoption of the amended article 16.2 of the Articles of the Company as provided on page 3 above (the “Amended Articles”), to the exclusion of, the existing article 16.2 of the Articles of the Company.

The Amended Articles change what will constitute a quorum for the Company's annual general meetings and the principal differences are as follows: (i) the number of Members (as defined in the Articles) required to be Present (as defined in the Articles) shall increase from one or more to at least two; and (ii) the total voting rights such Members Present are required to hold or represent shall decrease from a majority to not less than one third.

This is a special resolution. It is proposed that the Company adopt the Amended Articles in replacement of the Company’s existing article 16.2 of the Articles with effect from the conclusion of the Annual General Meeting.

If the shareholders do not approve this proposal, the Board will consider the reasons that the shareholders did not approve the proposal, if known, and may seek shareholder reconsideration of the proposal or a revised proposal at another general meeting of shareholders.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.govas well as under the Financials section of the Company’s website at https://www.birkenstock-holding.com.Shareholders may download a copy of these documents without charge at https://www.birkenstock-holding.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice should not be taken as an admission that the Company is subject to those proxy rules.